EXHIBIT 99.1

MANAGEMENT CHANGE

BILTHOVEN, The Netherlands – April 4, 2005 – ASM International N.V. (ASMI) today announced that Mr. Robert L. de Bakker has elected to retire from his position as Chief Financial Officer of the Company as per May 31, 2005 and that it is proposed to appoint Mr. Naud (A.J.M.) van der Ven as its new Chief Financial Officer as per June 1, 2005.

Mr. de Bakker (54) has indicated that he intends to pursue other interests in which he expects to achieve a different balance between his private and new professional activities. On request of Mr. Arthur del Prado, Mr. de Bakker has agreed to act as an advisor to ASMI for the remainder of the year. Prior to joining ASMI in January 2001 Mr. de Bakker was a member of the Executive Boards of NKF Holding N.V. and DRAKA Holding N.V.

Mr. van der Ven (46) has had a successful career as Chief Financial Officer and Member of the Executive Board of Axxicon Group N.V., Vedior N.V. and – most recently – Novamedia Holding B.V., after initially working for McKinsey & Company. He holds an MBA from the University of Chicago, U.S.A. and a law degree from the University of Leiden, the Netherlands. Mr. van der Ven has the Dutch nationality.

In commenting on the news Arthur del Prado, ASMI’s President and CEO, stated that he respects Robert de Bakker’s decision and that he appreciates his contribution to the company’s achievements over the last four years. He looks forward to working with Naud van der Ven who brings extensive experience, which will facilitate a smooth transition.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, is a global company servicing one of the most important and demanding industries in the world. The Company possesses a strong technology base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com

Contact:

Through Lies Rijnveld

Tel. +31 30 2298 506